FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SECOND QUARTER 2006 INTERIM DIVIDEND ANNOUNCEMENT

The Board of Royal Dutch Shell plc today announced an interim dividend in respect of the second quarter of 2006 of €0.25 per A and B share.

This dividend will be payable on September 13, 2006 to those members whose names are on the Register on August 4, 2006*. The shares become ex-dividend on August 2, 2006.

It is expected that the dividends on the B shares will be paid via the Dividend Access Mechanism from UK sourced income of the Royal Dutch Shell Group.

*The record date for shares held in Euroclear Nederland is August 1, 2006.

Currency of Payment

Dividends on A shares will be paid, by default, in euros. Holders of A shares who have validly submitted pounds sterling currency elections by July 26, 2006 will be entitled to a dividend of 17.08p per share.

Dividends on B shares will be paid, by default, in pounds sterling at the rate of 17.08p per share. Holders of B shares who have validly submitted euro currency elections by July 26, 2006 will be entitled to a dividend of €0.25 per share.

Holders of A or B shares in ADR form will be entitled to a dividend of $0.6308 per ADR.

Per share	Q1 2006	Q2 2006
Royal Dutch Shell A Shares (euros)	0.25	0.25
Royal Dutch Shell B Shares (pence)	17.13	17.08

ADR	Q1 2006	Q2 2006
Royal Dutch Shell A Shares (US$)	0.6305	0.6308
Royal Dutch Shell B Shares (US$)	0.6305	0.6308

Taxation

Dividends on A shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 25%, which may be reduced if double tax arrangements between the Netherlands and their country of residence so provide.

Shareholders resident in the United Kingdom, receiving dividends on B shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the interim dividend of €0.25 (17.08p) is €0.0278 (1.898p) per share and the dividend and tax credit together amount to €0.2778 (18.978p).

Dividend reinvestment plan

ABN AMRO Bank NV and Lloyds TSB Registrars each have established a dividend reinvestment facility which enables shareholders to elect to have their dividend payments used to purchase Royal Dutch Shell shares of the same class as those already held by them. The dividend reinvestment plans (the “DRIPs”) are provided by ABN AMRO Bank NV in respect of shares held through Euroclear Nederland and by Lloyds TSB Registrars in respect of all other shares (but not ADRs). DRIPs for the ADRs (both Class A ADRs and Class B ADRs) traded on the NYSE will be available through The Bank of New York.

Enquiries about the DRIPs, including how to elect to participate and information about the reinvestment mechanisms under the respective plans should, in the case of shareholders holding through Euroclear Nederland, be directed to their bank or broker and in the case of all other shareholders (other than holders of ADRs) to Lloyds TSB Registrars. Enquiries relating to the DRIPs for ADRs (both Class A ADRs and Class B ADRs) should be made to The Bank of New York.

July 27, 2006

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 27 July 2006